SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Navistar International Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

63934E108
(CUSIP Number)

Owl Creek Asset Management, L.P.
640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
(212) 688-2550

With a copy to:
Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022, Attn: Marc Weingarten, Esq.
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,927
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 48,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 752,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 752,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 752,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63934E108	SCHEDULE 13D/A	Pag 4 of 11 Pages

1	NAME OF REPORTING PERSON Owl Creek Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,196,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,196,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,196,453
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63934E108	SCHEDULE 13D/A	Pag 5 of 11 Pages

1	NAME OF REPORTING PERSON Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,997,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,997,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,997,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 63934E108	SCHEDULE 13D/A	Pag 6 of 11 Pages

1	NAME OF REPORTING PERSON Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,997,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,997,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,997,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63934E108	SCHEDULE 13D/A	Pag 7 of 11 Pages

1	NAME OF REPORTING PERSON Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,022,130
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,022,130
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,022,130
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 8 of 11 Pages

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 19, 2011 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on February 9, 2012 and Amendment No. 2 filed with the SEC on February 23, 2012 (the Original Schedule 13D as amended, the "Schedule 13D"), relating to the common stock, par value $0.10 per share (the "Common Stock"), of Navistar International Corporation (the "Company"). This Amendment No. 3 amends and restates Item 5 as set forth below.  This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

       A.  Owl Creek I, L.P.
               (a) Aggregate number of shares beneficially owned: 48,927
                  Percentage: 0.1%  The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 68,524,813 shares of Common Stock outstanding as of February 29, 2012, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012, filed with the Securities and Exchange Commission on March 8, 2012.
               (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 48,927 shares of Common Stock
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 48,927 shares of Common Stock
               (c) See Schedule I attached hereto.
               (d) Not applicable.
               (e) March 20, 2012.

      B.  Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned: 752,560 shares of Common Stock
                  Percentage: 1.1%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 752,560 shares of Common Stock
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 752,560 shares of Common Stock
              (c) See Schedule I attached hereto.
              (d) Not applicable.
              (e) March 20, 2012.

      C.  Owl Creek Overseas Master Fund, Ltd.
              (a) Aggregate number of shares beneficially owned: 2,196,453 shares of Common Stock
                  Percentage: 3.2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,196,453 shares of Common Stock
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 2,196,453 shares of Common
                      Stock
              (c) See Schedule I attached hereto.
              (d) Not applicable.
              (e) March 20, 2012.

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 9 of 11 Pages

       D.  Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 2,997,940 shares of Common Stock
                  Percentage: 4.4%
              (b) 1. Sole power to vote or direct vote:  -0-
                  2. Shared power to vote or direct vote:  2,997,940 shares of Common Stock
                  3. Sole power to dispose or direct the disposition:  -0-
                  4. Shared power to dispose or direct the disposition:  2,997,940 shares of Common Stock
              (c) Owl Creek Advisors did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 2 to the Original Schedule 13D.  However, Owl Creek Advisors is the general partner of Owl Creek I and Owl Creek II and the manager of Owl Creek Overseas, and has the power to direct the affairs of Owl Creek I and Owl Creek II and Owl Creek Overseas. The information with respect to the transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas since the filing of Amendment No. 2 to the Original Schedule 13D is set forth in Schedule I attached hereto and is incorporated by reference.
              (d) Not applicable.
              (e) March 20, 2012.

       E.  Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 2,997,940 shares of Common Stock
                  Percentage: 4.4%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,997,940 shares of Common Stock
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 2,997,940 shares of Common Stock
              (c) The Investment Manager did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 2 to the Original Schedule 13D.  However, the Investment Manager is the investment manager to Owl Creek I, Owl Creek II and Owl Creek Overseas and has the power to direct the investment activities of Owl Creek I, Owl Creek II and Owl Creek Overseas.  The information with respect to the transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas since the filing of Amendment No. 2 to the Original Schedule 13D is set forth in Schedule I attached hereto and is incorporated by reference.
              (d) Not applicable.
              (e) March 20, 2012.

       F.  Jeffrey A. Altman
             (a) Aggregate number of shares beneficially owned: 3,022,130 shares of Common Stock
                 Percentage:  4.4%
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: 3,022,130 shares of Common Stock
                 3.  Sole power to dispose or direct the disposition: -0-
                 4.  Shared power to dispose or direct the disposition: 3,022,130 shares of Common Stock
             (c) Jeffrey A. Altman did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 2 to the Original Schedule 13D.  However, Jeffrey A. Altman, as the managing member of Owl Creek Advisors and as the managing member of the general partner of the Investment Manager,  has the power to direct the investment activities of Owl Creek I, Owl Creek II and Owl Creek Overseas.  The information with respect to the transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas since the filing of Amendment No. 2 to the Original Schedule 13D is set forth in Schedule I attached hereto and is incorporated by reference.
             (d) Not applicable.
             (e) March 20, 2012.

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2012

/s/ JEFFREY A. ALTMAN

Jeffrey A. Altman, individually, as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II, L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to
Owl Creek Overseas Master Fund, Ltd.

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 11 of 11 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person since the filing of Amendment No. 2 to the Original Schedule 13D.  All transactions were effectuated in the open market through a broker.

Owl Creek I, L.P.

Trade Date	Shares Purchased (Sold)	Price($)*
02/24/2012	(1,200)	43.65
02/27/2012	(1,800)	42.67
02/28/2012	(3,200)	43.49
02/28/2012	(600)	43.33
03/07/2012	2,600	39.74
03/07/2012	2,500	40.23
03/19/2012	(1,200)	42.68
03/20/2012	(8,900)	41.44

Owl Creek II, L.P.

Trade Date	Shares Purchased (Sold)	Price($)*
02/24/2012	(18,100)	43.65
02/27/2012	(29,400)	42.67
02/28/2012	(50,200)	43.49
02/28/2012	(9,200)	43.33
03/07/2012	36,700	39.74
03/07/2012	34,300	40.23
03/19/2012	(18,925)	42.68
03/20/2012	(136,100)	41.44

Owl Creek Overseas Master Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price($)*
02/24/2012	(57,000)	43.65
02/27/2012	(91,900)	42.67
02/28/2012	(158,000)	43.49
02/28/2012	(28,800)	43.33
03/07/2012	10,700	39.74
03/07/2012	10,087	40.23
03/19/2012	(55,000)	42.68
03/20/2012	(395,675)	41.44

*           Excluding commissions.